UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 9, 2022

Commission File Number 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Membership changes

Resignation of Director

Dr. Heming CUI

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received a resignation letter from Dr. Heming CUI ("Dr. Cui"), an independent non-executive director of the Company, with effect on November 9, 2022. Dr. Cui resigned as a director of the Company and ceased to be a Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee. Mr. Zhongqing YANG will be replacing Dr. Cui as a Chairman of the Audit Committee with effect from November 9, 2022. Dr. Cui resignation was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Dr. Cui to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 9, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer

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